02034068

82-4888

WashTec AG

WashTec AG · Argonstraße 7 · D-86153 Augsburg

Securities and Exchange Commision
Office of International Corporate Finance
Division of Corporate Finance
450 Street, N. W.

Washington D. C. 20549

USA

Ihr Ansprechpartner: K. Kalb

Durchwahl: +49/(0)821-5584-1134

Datum: 26.04.2002

SEC RECEIVED
MAY 15 2002
PROCESSING SECTION
WASH. D.C. 165

SUPPL

Dear Sirs,

enclosed you find a copy of our press release dated 25th of April 2002 submitted to you in order to maintain our exemption pursuant to Rule 12g3-(2)b under the securities act of 1934.

We also confirm that the schedule of information included in our initial submission has not changed.

In order to acknowledge receipt of these materials, please stamp the enclosed copy of this letter and return it to us in the enclosed envelope.

Yours truly
WashTec AG
p.o.

Karoline Kalb

PROCESSED
MAY 29 2002
THOMSON
FINANCIAL

dlw 5/21

WashTec

Press Contact:
Haubrok Investor Relations
Widenmayerstr. 32
80538 München
Germany
Tel. ++49 (89) 21027 - 0
Fax ++49 (89) 21027-289
Email:
office.muc@haubrok.de

PRESS RELEASE

- **WashTec proposes dividend of € 0.10**
- **Financial muscle to be strengthened**

Augsburg, April 24, 2002 – The Executive Board and the Supervisory Board of WashTec AG (WKN 750750) have decided to propose payment of a dividend of € 0.10 per share for the year 2001 (previous year: € 0.31) to the Shareholders' Meeting on June 20, 2002. By reducing the payout volume from € 2.36 million to € 0,76 million, the WashTec Group aims to further strengthen its financial muscle.

In the past fiscal year, the company generated sales of € 256.2 million (previous year: € 267.0 million). At € 25.0 million, earnings before interest, taxes, depreciation and amortization (EBITDA) to IAS were slightly higher than the provisional figures. This represents an increase of about 42% over the previous year's € 17.6 million. Earnings before interest and taxes (EBIT) also improved somewhat against the provisional figures, climbing from the previous year's € 6.6 million to € 13.5 million. Net profit for the year to IAS amounted to € 1.6 million (previous year: € -9.9 million). WashTec adopted the International Accounting Standards in 2001 (previously HGB). For the sake of comparability, the previous year's figures have been restated to IAS. Due to different accounting principles relating to leasing expenses, taxes, pension provisions and goodwill, this has resulted in discrepancies between these figures and the HGB figures of the year 2000.

The complete financial statements will be available for downloading at www.washtec.de from April 30, 02. The accounts press conference will be held on May 6, 2002.

WashTec

Press Contact:
Haubrok Investor Relations
Widenmayerstr. 32
80538 München
Germany
Tel. ++49 (89) 21027 - 0
Fax ++49 (89) 21027-289
Email:
office.muc@haubrok.de

Key figures

In € million	2001 IAS	2000 IAS
Sales	256.2	267.0
EBITDA	25.0	17.6
EBIT	13.5	6.6
Financial result	-9.1	-8.1
EBT	4.3	-1.5
Net profit for the year	1.6	-9.9
Inflow of funds from operating activities	6.5	11.0
Earnings per share in €	0.21	- 1.30
Dividend per share	0.10 proposed	0.31

WashTec

Press Contact:
Haubrok Investor Relations
Widenmayerstr. 32
80538 München
Germany
Tel. ++49 (89) 21027 - 0
Fax ++49 (89) 21027-289
Email:
office.muc@haubrok.de

PRESS RELEASE

- **WashTec proposes dividend of € 0.10**
- **Financial muscle to be strengthened**

Augsburg, April 24, 2002 – The Executive Board and the Supervisory Board of WashTec AG (WKN 750750) have decided to propose payment of a dividend of € 0.10 per share for the year 2001 (previous year: € 0.31) to the Shareholders' Meeting on June 20, 2002. By reducing the payout volume from € 2.36 million to € 0,76 million, the WashTec Group aims to further strengthen its financial muscle.

In the past fiscal year, the company generated sales of € 256.2 million (previous year: € 267.0 million). At € 25.0 million, earnings before interest, taxes, depreciation and amortization (EBITDA) to IAS were slightly higher than the provisional figures. This represents an increase of about 42% over the previous year's € 17.6 million. Earnings before interest and taxes (EBIT) also improved somewhat against the provisional figures, climbing from the previous year's € 6.6 million to € 13.5 million. Net profit for the year to IAS amounted to € 1.6 million (previous year: € -9.9 million). WashTec adopted the International Accounting Standards in 2001 (previously HGB). For the sake of comparability, the previous year's figures have been restated to IAS. Due to different accounting principles relating to leasing expenses, taxes, pension provisions and goodwill, this has resulted in discrepancies between these figures and the HGB figures of the year 2000.

The complete financial statements will be available for downloading at www.washtec.de from April 30, 02. The accounts press conference will be held on May 6, 2002.

Press Contact:
Haubrok Investor Relations
Widenmayerstr. 32
80538 München
Germany
Tel. ++49 (89) 21027 - 0
Fax ++49 (89) 21027-289
Email:
office.muc@haubrok.de

Key figures

In € million	2001 IAS	2000 IAS
Sales	256.2	267.0
EBITDA	25.0	17.6
EBIT	13.5	6.6
Financial result	-9.1	-8.1
EBT	4.3	-1.5
Net profit for the year	1.6	-9.9
Inflow of funds from operating activities	6.5	11.0
Earnings per share in €	0.21	- 1.30
Dividend per share	0.10 proposed	0.31